April 30, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1999 and 1998, total revenues increased 10.5% from $475,944 to $525,914 and total expenses increased 7.4% from $271,466 to $291,580. As a result, net income increased to $234,334 for the three month period ended March 31, 1999, from $204,478 for the same period in 1998. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 85.9% for the three month period ended March 31, 1999 as compared to 83.8% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $20,700 (9.2%) primarily as a result of increases in property management fees, workers compensation insurance and power and sweeping expenses, partially offset by a decrease in maintenance and repair expense. Property management fees, which are computed as a percentage of rental revenue, increased as a result of the increase in rental revenue as well as an increase in the percentage charged from 5% to 6% effective January 1, 1999. Power and sweeping expenses increased as a result of the extraordinary snow removal costs associated with the blizzard that hit Illinois and Michigan where two of the Partnership's properties are located. General and administrative expenses remained relatively constant.

The General Partners determined that effective with the second quarter 1998 distribution, which was paid on April 15, 1998, distributions to the limited partners would be increased to an amount which yields an 8% annual return on the capital contributed by the limited partners from an annual return of 7% paid previously.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President